Afya Limited Announces First-Quarter 2023 Financial Results

High and Predictable Growth
Full Year 2023 Guidance Reaffirmed

Nova Lima, Brazil, May 24, 2023 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, reported today financial and operating results for the three-month period ended March 31, 2023 (first quarter 2023). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2023 Highlights

▪	1Q23 Adjusted Net Revenue increased 25.0% YoY to R$709.4 million. Adjusted Net Revenue excluding acquisitions grew 13.5%, reaching R$644.3 million.
▪	1Q23 Adjusted EBITDA increased 21.9% YoY reaching R$330.2 million, with an Adjusted EBITDA Margin of 46.5%. Adjusted EBITDA excluding acquisitions grew 12.3%, reaching R$304.2 million, with an Adjusted EBITDA Margin of 47.2%.
▪	Cash conversion of 111.9%, with a solid cash position of R$ 722.7 million.
▪	~295 thousand monthly active physicians and medical students using Afya’s Digital Services.

Table 1: Financial Highlights
	For the three months period ended March 31,
(in thousand of R$)	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	709,961	644,849	566,324	25.4%	13.9%
(b) Adjusted Net Revenue (1)	709,383	644,271	567,716	25.0%	13.5%
(c) Adjusted EBITDA (2)	330,211	304,231	270,801	21.9%	12.3%
(d) = (c)/(b) Adjusted EBITDA Margin	46.5%	47.2%	47.7%	-120 bps	-50 bps

*For the three months period ended March 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Glic, Cardiopapers and UNIT Alagoas and FITS Jaboatão dos Guararapes (all from January to March, 2023).

(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Message from Management

For us in Afya, these results indicate another great start for the year ahead. We are proud to present, once again, strong results, reaffirming the success and resilience of Afya, along with high and predictable growth, and a solid cash generation.

This quarter was marked by significant increases in net revenue within our three segments and we are delighted to see that the most significant growth came from our Continue Education segment with a robust intake process, six new campuses, and course maturation.

Our second most significant growth came from our core business, as we saw higher tickets in Medicine courses, maturation of medical seats, the beginning of 4 Mais Médicos campuses, consolidation of UNIT Alagoas and FITS Jaboatão dos Guararapes acquisition, and the consolidation of 92 new medical seats, 28 in the UniSL Ji-Paraná

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campus, located in Rondônia, and 64 in Faculdade Santo Agostinho, in the city of Itabuna, situated in the state of Bahia.

And, once again, Afya reported great results on the Digital Health Services revenue, which ended the quarter with an increase of 20% when compared to last year. This result reinforces the opportunity ahead in Digital Services, and it is explained by the ramp-up in B2B engagements, with new contracts with the pharmaceutical industry companies, and the continuous ramp-up in B2P contracts, as we will discuss further on.

High and predictable growth, strong guidance for the year, and segments ramp-up: this proves how we are evolving and empowering our vision to transform health together with those who have medicine as a vocation. We are proud of our business and also excited for what comes next during this year.

1.	Key Events in the Quarter:
▪	Afya announced on January 2nd, 2023, the closing of its acquisition of 100% of the total share capital of Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”), that encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIT Alagoas”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FITS Jaboatão dos Guararapes”), on the terms previously disclosed.
▪	Afya announced on January 31st, 2023, that it is one of 484 companies across 45 countries and regions to join the 2023 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. For the second time in a row, Afya was included on the index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies, being 1 of 16 Brazilian companies included in the index this year.
▪	Fourth share repurchase program, on March 2023 - the Board of Directors approved a new share repurchase program. Under this share repurchase program, Afya may repurchase up to 2,000,000 of its outstanding Class A common shares which represents approximately 5.8% of its free float in accordance with the conditions established by the Board of Directors on March 24, 2023. Accordingly, in connection with repurchases under the new program, Afya also announced that entered into a written trading plan with BofA Securities, Inc., as the independent broker-dealer, which is intended to comply with the requirements of Rule 10b5-1 and Rule 10b-18 each under the Securities and Exchange Act of 1934, as amended.

2.	2023 Guidance

The Company is reaffirming its previously issued guidance for 2023 which considers the successfully concluded acceptances of new students, ensuring 100% occupancy in all of its medical schools.

Considering the above factors, the guidance for 2023 is defined in the following table:

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3.	1Q23 Overview

Operational Review

Afya is the only Company offering educational and technological solutions to support physicians across every stage of their medical career, from undergraduate students in their medical school years through medical residency preparatory courses, medical specialization programs, and continuing medical education. The Company also offers solutions to empower physicians in their daily routine, including supporting clinic decisions through mobile app subscription, delivering practice management tools through a Software as a Service (SaaS) model, and assisting physicians in their relationship with their patients.

The Company reports results for three distinct business units - the first, Undergrad – medical schools, other healthcare programs, and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs - the second, Continuing Education – specialization programs and graduate courses for physicians. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided into Business to Physician (which encompasses Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription) and Business to Business (which provides access and demand for the healthcare players). Revenue is generated from printed books and e-books and is recognized at the point in time when control is transferred to the customer, and subscription fees, which are recognized as the services, are transferred over time.

Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2023	2022	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats	3,163	2,759	14.6%
Operating Seats	3,113	2,481	25.5%
Total Students (end of period)	20,822	17,523	18.8%
Average Total Students	20,822	17,523	18.8%
Average Total Students (ex-Acquisitions)*	18,819	17,523	7.4%
Tuition Fees (Total - R$ '000)	630,960	501,523	25.8%
Tuition Fees (ex- Acquisitions* - R$ '000)	573,747	501,523	14.4%
Medical School Gross Avg. Ticket (ex- Acquisitions* - R$/month)	10,163	9,540	6.5%
Medical School Net Avg. Ticket (ex- Acquisitions* - R$/month)	8,517	7,861	8.3%
UNDERGRADUATE HEALTH SCIENCE
Total Students (end of period)	21,660	20,902	3.6%
Average Total Students	21,660	20,902	3.6%
Average Total Students (ex-Acquisitions)*	19,788	20,902	-5.3%
Tuition Fees (Total - R$ '000)	97,968	78,310	25.1%
Tuition Fees (ex- Acquisitions* - R$ '000)	90,296	78,310	15.3%
OTHER UNDERGRADUATE
Total Students (end of period)	25,043	24,209	3.4%
Average Total Students	25,043	24,209	3.4%
Average Total Students (ex-Acquisitions)*	21,882	24,209	-9.6%
Tuition Fees (Total - R$ '000)	77,174	69,182	11.6%
Tuition Fees (ex- Acquisitions* - R$ '000)	66,889	69,182	-3.3%
TOTAL TUITION FEES
Tuition Fees (Total - R$ '000)	806,101	649,015	24.2%
Tuition Fees (ex- Acquisitions* - R$ '000)	730,932	649,015	12.6%
*For the three months period ended March 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Glic, Cardiopapers and UNIT Alagoas and FITS Jaboatão dos Guararapes (all from January to March, 2023).

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Key Revenue Drivers – Continuing Education and Digital Services

Table 3: Key Revenue Drivers	Three months period ended March 31,
	2023	2022	% Chg
Continuing Education
Medical Specialization & Others
Total Students (end of period)	4,774	3,479	37.2%
Average Total Students	4,774	3,479	37.2%
Average Total Students (ex-Acquisitions)	4,774	3,479	37.2%
Net Revenue from courses (Total - R$ '000)	34,960	23,851	46.6%
Net Revenue from courses (ex- Acquisitions¹)	34,960	23,851	46.6%
Digital Services
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	6,147	11,673	-47.3%
Prep Courses & CME - B2B	5,988	4,574	30.9%
Além da Medicina Active Payers	6,222	6,345	-1.9%
Cardiopapers Active Payers	7,083	-	-
Medical Harbour Active Payers	21,686	-	-
Clinical Decision Software
Whitebook Active Payers	143,832	131,193	9.6%
Clinical Management Tools²
iClinic Active Payers	23,740	19,622	21.0%
Shosp Active Payers	2,881	2,278	26.5%

Digital Services Total Active Payers (end of period)	217,579	175,685	23.8%
Net Revenue from Services (Total - R$ '000)	56,792	47,477	19.6%
Net Revenue - B2P	46,603	41,197	13.1%
Net Revenue - B2B	10,187	6,280	62.2%
Net Revenue From Services (ex-Acquisitions¹)	49,834	47,477	5.0%
*For the three months period ended March 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Glic, Cardiopapers and UNIT Alagoas and FITS Jaboatão dos Guararapes (all from January to March, 2023).
(2) Clinical management tools includes Telemedicine and Digital Prescription features.

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in each one of our products in the last 30 days of a specific period. Total monthly active users reached almost 295 thousand, 13.6% higher than the same period of last year.

Monthly Unique Active Users (MuaU) represents the number of unique individuals, without overlap of users among products, in the last 30 days of a specific period.

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Table 4: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	1Q23	1Q22	% Chg YoY	4Q22
Content & Technology for Medical Education	31,549	21,464	47.0%	16,539
Clinical Decision Software	237,003	218,313	8.6%	221,762
Clinical Management Tools¹	24,568	19,762	24.3%	20,936
Physician-Patiet Relationship	1,773	-		1,473
Total Monthly Active Users (MaU) - Digital Services	294,893	259,539	13.6%	260,710
1) Clinical management tools includes Telemedicine and Digital Prescription features
Includes Shosp, Medicinae and Além da Medicina starting in 1Q22 and Cardiopapers and Glic starting in 2Q22

Table 5: Key Operational Drivers for Digital Services - Monthly Unique Active Users (MuaU)
	1Q23	1Q22	% Chg QoQ	4Q22

Total Monthly Unique Active Users (MuaU) - Digital Services	262,137	242,374	8.2%	241,949

1) Total Monthly Unique Active Users excludes non-integrated companies: Medical Harbour, Medicinae, Shosp, Além da Medicina, Cardiopapers and Glic

Seasonality

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period; thus does not have significant fluctuations during the semester. Continuing Education revenues are related to monthly intakes and tuition fees and do not have a considerable concentration in any period. Digital Services is comprised mainly of Medcel, Pebmed, and iClinic revenues. While Pebmed and iClinic do not have significant fluctuation regarding seasonality, Medcel’s revenue is concentrated in the first and last quarter of the year due to the enrollments of Medcel’s clients period. In addition, the majority of Medcel’s revenues are derived from printed books and e-books, which are recognized at the point in time when control is transferred to the customer. Consequently, the Digital Services segment generally has higher revenues and results of operations in the first and last quarters of the year than in the second and third quarters.

Revenue

Adjusted Net Revenue for the first quarter of 2023 was R$709.4 million, an increase of 25.0% over the same period of the prior year, mainly due to higher tickets in Medicine courses in 8.3%, maturation of medical seats, the beginning of 4 Mais Médicos campuses, consolidation of UNIT Alagoas and FITS Jaboatão dos Guararapes acquisition, the Continuing Education high performance and Digital Services execution.

The Digital Services segment increased 19.6% year over year, a combination of (a) B2B engagements, and (b) expansion of the active payers in the B2P, mainly in Whitebook, iClinic, and Shosp, partially offset by the lower performance of Medcel, due to a higher competition scenario in the Residency Preparatory market; and (c) consolidation of Alem da Medicina, Glic, and Cardiopapers.

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Table 6: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	620,976	562,822	495,395	25.3%	13.6%
Adjusted Undergrad¹	620,398	562,244	496,787	24.9%	13.2%
Continuing Education	34,960	34,960	23,851	46.6%	46.6%
Digital Services	56,792	49,834	47,477	19.6%	5.0%
Inter-segment transactions	-2,767	-2,767	- 399	n.a	593.5%
Total Reported Net Revenue	709,961	644,849	566,324	25.4%	13.9%
Total Adjusted Net Revenue ¹	709,383	644,271	567,716	25.0%	13.5%
*For the three months period ended March 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Glic, Cardiopapers and UNIT Alagoas and FITS Jaboatão dos Guararapes (all from January to March, 2023).

(1) Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(2) See more information on "Non-GAAP Financial Measures" (Item 07).

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended March 31, 2023, increased 21.9% to R$330.2 million, up from R$270.8 million in the same period of the prior year, and the Adjusted EBITDA Margin decreased 120 basis points to 46.5%. The Adjusted EBITDA Margin reduction is mainly due to the following: (a) Digital segment, primarily due to Medcel’s performance; and (b) consolidation of 4 new Mais Médicos campuses (operation started on 3Q22) and UNIT Alagoas and FITS Jaboatão dos Guararapes which are performing better than expected but still present lower margins when compared to the integrated companies.

Table 7: Adjusted EBITDA
(in thousands of R$)	For the three months period ended March 31,
	2023	2023 Ex Acquisitions*	2022	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	330,211	304,231	270,801	21.9%	12.3%
% Margin	46.5%	47.2%	47.7%	-120 bps	-50 bps
*For the three months period ended March 31, 2023, "2023 Ex Acquisitions" excludes: Alem da Medicina (January & February 2023; Closing of Alem da Medicina was in March, 2022), Glic, Cardiopapers and UNIT Alagoas and FITS Jaboatão dos Guararapes (all from January to March, 2023).

Adjusted Net Income

Net Income for the first quarter of 2023 was R$117.8 million, a decrease of 12.7% over the same period of the prior year. Adjusted Net Income for the first quarter of 2023 was R$166.4 million, in line with the same period from the previous year, mainly due to better operational performance, which was offset by higher financial expenses, mainly related to the increase in leverage due to UNIT Alagoas and FITS Jaboatao business combination and higher interest rates, when compared to the same period of the prior year.

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Table 8: Adjusted Net Income
(in thousands of R$)	For the three months period ended March 31,
	2023	2022	% Chg
Net income	117,772	134,942	-12.7%
Amortization of customer relationships and trademark (1)	24,203	18,283	32.4%
Share-based compensation	6,495	2,929	121.7%
Non-recurring expenses:	17,907	11,027	62.4%
- Integration of new companies (2)	5,900	4,171	41.5%
- M&A advisory and due diligence (3)	11,039	1,212	810.8%
- Expansion projects (4)	151	602	-74.9%
- Restructuring expenses (5)	1,395	3,650	-61.8%
- Mandatory Discounts in Tuition Fees(6)	-578	1,392	n.a.
Adjusted Net Income	166,377	167,181	-0.5%
Basic earnings per share - in R$ (7)	1.25	1.42	-12.0%
Adjusted earnings per share - in R$ (8)	1.77	1.77	0.0%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.
(7) Basic earnings per share: Net Income/Weighted average number of outstanding shares.
(8) Adjusted earnings per share: Adjusted Net Income attributable to equity holders of the Parent/Weighted average number of outstanding shares.

Cash and Debt Position

On March 31, 2023, Cash and Cash Equivalents were R$722.7 million, a decrease of 33.9% over December 31, 2022, due to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination.

For the three-month period ended March 31, 2023, Afya reported Adjusted Cash Flow from Operations of R$349.4 million, up from R$293.6 million in the same period of the previous year, an increase of 19.0% YoY, boosted by the solid operational results. Operating Cash Conversion Ratio was 111.9% for the three-month period that ended on March 31, 2023.

On March 31, 2023, Net Debt, excluding the effect of IFRS 16, totaled R$2,029 million. When compared to December 31, 2022 Net Debt added to R$825 million related to UNIT Alagoas and FITS Jaboatão dos Guararapes business combination closed on January 2, 2023, the Net Debt reduced R$ 177 million due to the strong cash flow generation in the quarter.

The following table shows more information regarding the cost of debt of 1Q23, considering loans and financing, capital market, and accounts payable to selling shareholders. Afya’s capital structure remains solid with a conservative leveraging position and a low cost of debt.

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Table 9: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2023	2022	% Chg
(a) Cash flow from operations	331,554	278,715	19.0%
(b) Income taxes paid	17,819	14,850	20.0%
(c) = (a) + (b) Adjusted cash flow from operations	349,373	293,565	19.0%

(d) Adjusted EBITDA	330,211	270,801	21.9%
(e) Non-recurring expenses:	17,907	11,027	62.4%
- Integration of new companies (1)	5,900	4,171	41.5%
- M&A advisory and due diligence(2)	11,039	1,212	810.8%
- Expansion projects (3)	151	602	-74.9%
- Restructuring Expenses (4)	1,395	3,650	-61.8%
- Mandatory Discounts in Tuition Fees(5)	-578	1,392	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	312,304	259,774	20.2%
(g) = (c) / (f) Operating cash conversion ratio	111.9%	113.0%	-110 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

Table 10: Gross Debt and Average Cost of Debt
(in millions of R$)	For the three months period ended March 31,
			Cost of Debt
	Gross Debt	Duration (Years)	per year	%CDI*
Loans and financing: Softbank	825	3.1	6.5%	48%
Capital Market	519	4.4	15.7%	114%
Loans and financing: Others	580	1.9	15.7%	114%
Accounts payable to selling shareholders	828	1.2	13.3%	97%
Average	2,751	2.6	12.1%	89%
**Based on the annualized Interbank Certificates of Deposit ("CDI") rate for the period as a reference: 1Q23: ~13.65% p.y.

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Table 11: Cash and Debt Position
(in thousands of R$)
	1Q23	FY2022	% Chg	1Q22	% Chg
(+) Cash and Cash Equivalents	722,691	1,093,082	-33.9%	789,435	-8.5%
Cash and Bank Deposits	28,375	57,509	-50.7%	42,648	-33.5%
Cash Equivalents	694,316	1,035,573	-33.0%	746,787	-7.0%
(-) Loans and Financing	1,923,737	1,882,901	2.2%	1,388,841	38.5%
Current	193,214	145,202	33.1%	142,654	35.4%
Non-Current	1,730,523	1,737,699	-0.4%	1,246,187	38.9%
(-) Accounts Payable to Selling Shareholders	769,274	528,678	45.5%	698,413	10.1%
Current	417,398	261,711	59.5%	264,520	57.8%
Non-Current	351,876	266,967	31.8%	433,893	-18.9%
(-) Other Short and Long Term Obligations	58,702	62,176	-5.6%	70,880	-17.2%
(=) Net Debt (Cash) excluding IFRS 16	2,029,022	1,380,673	47.0%	1,368,699	48.2%
(-) Lease Liabilities	864,983	769,525	12.4%	733,420	17.9%
Current	38,026	32,459	17.2%	27,750	37.0%
Non-Current	826,957	737,066	12.2%	705,670	17.2%
Net Debt (Cash) with IFRS 16	2,894,005	2,150,198	34.6%	2,102,119	37.7%

CAPEX

Capital expenditures consist of the purchase of property and equipment and intangible assets, including expenditures mainly related to the expansion and maintenance of our campuses and headquarters, leasehold improvements, and the development of new solutions in the digital segment, among others.

For the three-months period ending March 31, 2023, CAPEX was R$46.4 million, representing 6.5% of Afya’s Net Revenue.

Table 12: CAPEX
(in thousands of R$)	For the three months period ended March 31,
	2023	2022	% Chg
CAPEX	46,429	76,759	-39.5%
Property and equipment	27,299	30,670	-11.0%
Intanglibe assets	19,130	46,088	-58.5%
- Licenses	0	24,408	n.a.
- Others	19,130	21,680	-11.8%

ESG Metrics

ESG commitment is essential to Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars, and since 2021, ESG metrics have been disclosed in the Company’s quarterly financial results.

On January 2023, Afya announced it is one of 484 companies across 45 countries and regions to join the 2023 Bloomberg Gender-Equality Index (GEI), a modified market capitalization-weighted index that aims to track the performance of public companies committed to transparency in gender-data reporting. This reference index measures gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. In addition, for the second time in a row, Afya was included on the index for scoring above a global threshold established by Bloomberg to reflect disclosure and the achievement or adoption of best-in-class statistics and policies, being 1 of 16 Brazilian companies included in the index this year.

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Furthermore, the 2021 Sustainability Report can be found at: https://ir.afya.com.br/ >> Corporate Governance >> Sustainability.

Table 13: ESG Metrics			1Q23	1Q22	2022	2021	2020	2019
#	GRI	Governance and Employee Management
1	405-1	Number of employees	9,567	8,528	8,708	8,079	6,100	3,369
2	405-1	Percentage of female employees	57%	56%	57%	55%	55%	57%
3	405-1	Percentage of female employees in the board of directors	40%	18%	40%	18%	18%	22%
4	102-24	Percentage of independent member in the board of directors	30%	36%	30%	36%	36%	22%
		Environmental
4	302-1	Total energy consumption (kWh)	5,468,733	3,678,812	17,011,842	12,176,966	8,035,845	5,928,450
4.1	302-1	Consumption per campus	118,855.5	96,811	412,747	385,573	321,434	395,230
5	302-1	% supplied by distribution companies	79.0%	75.0%	72.4%	91.3%	83.4%	96.2%
6	302-1	% supplied by other sources	21.0%	25.0%	27.6%	8.7%	16.6%	3.8%
		Social
8	413-1	Number of free clinical consultations offered by Afya	116,979	80,751	494,635	341,286	427,184	270,000
9		Number of physicians graduated in Afya's campuses	18,126	16,824	18,104	16,772	12,691	8,306
10	201-4	Number of students with financing and scholarship programs (FIES and PROUNI)	9,619	8,223	10,965	7,881	4,999	2,808
11		% students with scholarships over total undergraduate students	14.2%	13.1%	18.8%	12.9%	13.7%	11.7%
12	413-1	Hospital, clinics and city halls partnerships	718	447	662	447	432	60
(1) Some factors can influence in the adequate proportionality analysis of data over the years, such as: climate changes, COVID-19 pandemic effects, seasonalities, number of employees, number of students, number of active units, among others.
(2) "Other sources" refers to: (a) Derived from renewable sources, such as solar panels installed in the units; and (b) Derived from the search for alternative energy options in the market.
(3) Starting in 2Q22, previously disclosed environmental data were updated to consider: (a) GHG Protocol guidelines improvements, and (b) additional data-collection criteria refinements.
(4) Starting in 2Q22, previously disclosed social data were updated to consider: (a) the number of graduated physicians considering all units after its closing, and (b) partnerships related only to medical schools.

4.	Conference Call and Webcast Information

When: March 24, 2023 at 5:00 p.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, IR Director

Webcast: https://afya.zoom.us/j/96259212642

OR

Dial-in:

Brazil: +55 11 4700 9668 or +55 21 3958 7888 or +55 11 4632 2236 or +55 11 4632 2237 or +55 11 4680 6788

United States: +1 253 205 0468 or +1 253 215 8782 or +1 301 715 8592 or +1 305 224 1968 or +1 309 205 3325 or +1 312 626 6799 or +1 346 248 7799 or +1 360 209 5623 or +1 386 347 5053 or +1 507 473 4847 or +1 564 217 2000 or +1 646 931 3860 or +1 669 444 9171 or +1 669 900 6833 or +1 689 278 1000 or +1 719 359 4580 or +1 929 205 6099

Webinar ID: 962 5921 2642

Other Numbers: https://afya.zoom.us/u/aXW4bIxA

5.	About Afya Limited (Nasdaq: AFYA)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career. For more information, please visit www.afya.com.br.

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6.	Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

7.	Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

8.	Investor Relations Contact

E-mail: ir@afya.com.br

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9.	Financial Tables

Consolidated statements of financial position
(In thousands of Brazilian reais)

	March 31, 2023	December 31, 2022
Assets	(unaudited)
Current assets
Cash and cash equivalents	722,691	1,093,082
Trade receivables	475,712	452,831
Inventories	9,925	12,190
Recoverable taxes	36,858	27,809
Other assets	50,123	51,745
Total current assets	1,295,309	1,637,657

Non-current assets
Trade receivables	45,966	42,568
Other assets	195,936	191,756
Investment in associate	54,152	53,907
Property and equipment	577,692	542,087
Right-of-use assets	777,086	690,073
Intangible assets	4,852,656	4,041,491
Total non-current assets	6,503,488	5,561,882

Total assets	7,798,797	7,199,539

Liabilities
Current liabilities
Trade payables	72,228	71,482
Loans and financing	193,214	145,202
Lease liabilities	38,026	32,459
Accounts payable to selling shareholders	417,398	261,711
Notes payable	58,702	62,176
Advances from customers	165,694	133,050
Labor and social obligations	188,928	154,518
Taxes payable	29,045	26,221
Income taxes payable	26,229	16,151
Other liabilities	4,932	2,719
Total current liabilities	1,194,396	905,689

Non-current liabilities
Loans and financing	1,730,523	1,737,699
Lease liabilities	826,957	737,066
Accounts payable to selling shareholders	351,876	266,967
Taxes payable	91,989	92,888
Provision for legal proceedings	199,160	195,854
Other liabilities	35,601	13,218
Total non-current liabilities	3,236,106	3,043,692
Total liabilities	4,430,502	3,949,381

Equity
Share capital	17	17
Additional paid-in capital	2,375,344	2,375,344
Share-based compensation reserve	130,033	123,538
Treasury stock	(304,947)	(304,947)
Retained earnings	1,117,010	1,004,886
Equity attributable to equity holders of the parent	3,317,457	3,198,838
Non-controlling interests	50,838	51,320
Total equity	3,368,295	3,250,158

Total liabilities and equity	7,798,797	7,199,539

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Consolidated statements of income and comprehensive income
(In thousands of Brazilian reais, except for earnings per share information)

	March 31, 2023	March 31,, 2022
	(unaudited)	(unaudited)
Net revenue	709,961	566,324
Cost of services	(247,607)	(186,730)
Gross profit	462,354	379,594

General and administrative expenses	(233,220)	(178,514)
Other (expenses) income, net	405	(309)

Operating income	229,539	200,771

Finance income	27,688	24,569
Finance expenses	(124,240)	(81,291)
Finance result	(96,552)	(56,722)

Share of income of associate	3,845	4,240

Income before income taxes	136,832	148,289

Income taxes expenses	(19,060)	(13,347)

Net income	117,772	134,942

Other comprehensive income	-	-
Total comprehensive income	117,772	134,942

Income attributable to
Equity holders of the parent	112,124	129,610
Non-controlling interests	5,648	5,332
	117,772	134,942
Basic earnings per share
Per common share	1.25	1.42
Diluted earnings per share Per common share	1.24	1.42

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Consolidated statements of cash flows
(In thousands of Brazilian reais)

	March 31, 2023	March 31, 2022
Operating activities	(unaudited)	(unaudited)
Income before income taxes	136,832	148,289
Adjustments to reconcile income before income taxes
Depreciation and amortization	65,971	48,387
Write-off of property and equipment	88	319
Write-off of intangible assets	246	2,894
Allowance for doubtful accounts	17,694	14,983
Share-based compensation expense	6,495	2,929
Net foreign exchange differences	161	126
Accrued interest	77,530	46,106
Accrued lease interest	25,524	20,641
Share of income of associate	(3,845)	(4,240)
Provision for legal proceedings	3,154	3,819
Changes in assets and liabilities
Trade receivables	(10,232)	(576)
Inventories	2,404	(2,037)
Recoverable taxes	(8,460)	(5,965)
Other assets	6,005	9,263
Trade payables	(11,507)	(2,736)
Taxes payables	8,480	1,043
Advances from customers	147	(9,229)
Labor and social obligations	28,158	22,388
Other liabilities	4,528	(2,839)
	349,373	293,565
Income taxes paid	(17,819)	(14,850)

Net cash flows from operating activities	331,554	278,715

Investing activities
Acquisition of property and equipment	(27,299)	(30,670)
Acquisition of intangibles assets	(19,130)	(21,680)
Dividends received	3,600	1,554
Acquisition of subsidiaries, net of cash acquired	(608,146)	(51,518)
Net cash flows used in investing activities	(650,975)	(102,314)

Financing activities
Payments of loans and financing	(15,745)	(14,494)
Issuance of loans and financing	3,663	-
Payments of lease liabilities	(32,597)	(27,476)
Treasury shares	-	(88,763)
Dividends paid to non-controlling interests	(6,130)	(4,669)
Net cash flows from (used in) financing activities	(50,809)	(135,402)
Net foreign exchange differences	(161)	(126)
Net increase (decrease) in cash and cash equivalents	(370,391)	40,873
Cash and cash equivalents at the beginning of the period	1,093,082	748,562
Cash and cash equivalents at the end of the period	722,691	789,435

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Reconciliation between Net Income and Adjusted EBITDA

(in thousands of R$)	For the three months period ended March 31,
	2023	2022	% Chg
Net income	117,772	134,942	-12.7%
Net financial result	96,552	56,722	70.2%
Income taxes expense	19,060	13,347	42.8%
Depreciation and amortization	65,971	48,387	36.3%
Interest received (1)	10,299	7,687	34.0%
Income share associate	(3,845)	(4,240)	-9.3%
Share-based compensation	6,495	2,929	121.7%
Non-recurring expenses:	17,907	11,027	62.4%
- Integration of new companies (2)	5,900	4,171	41.5%
- M&A advisory and due diligence (3)	11,039	1,212	810.8%
- Expansion projects (4)	151	602	-74.9%
- Restructuring expenses (5)	1,395	3,650	-61.8%
- Mandatory Discounts in Tuition Fees (6)	(578)	1,392	n.a.
Adjusted EBITDA	330,211	270,801	21.9%
Adjusted EBITDA Margin	46.5%	47.7%	-120 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.
(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due to COVID 19 on site classes restriction and excludes any recovery of these discounts that were invoiced based on the Supreme Court decision.

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